

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 4, 2009

By U.S. mail and facsimile to (931) 433-0470

Mr. Wenbing Chris Wang, Chief Financial Officer
Fushi Copperweld, Inc.
1 Shuang Qiang Road
Jinzhou, Dalian
People's Republic of China 116100

> **RE: Fushi Copperweld, Inc.**
> **Form 10-K for the year ended December 31, 2008 filed March 16, 2009**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 21, 2009**
> **File No. 1-33669**

Dear Mr. Wang:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Business, page 1

Intellectual Property, page 12

1. In future filings, please discuss in greater detail the importance to your business and the duration and effect of your intellectual property. See Item 101(c)(iv) of Regulation S-K.

Risks Related to Doing Business in the PRC, page 24

2. We note the risk factor on page 25 that your PRC subsidiaries are subject to restrictions on paying dividends and making other payments to the parent. Please tell us how you considered the requirements under Rule 5-04 of Regulation S-X to provide condensed parent only financial statements of the registrant in Schedule I. Explain any restrictions of the Chinese government on distributions of dividends and assets and how you considered them in your analysis of your requirements under this rule.

Legal Proceedings, page 31

3. In future filings, please disclose the factual basis alleged to underlie any material legal proceedings. See Item 103 of Regulation S-K.

Stock Performance Graph, page 34

4. We note your statement that the "[i]nformation used on the graphs was obtained from Research Data Group, Inc, a source believed to be reliable, but we are not responsible for any errors or omissions in such information." In future filings, please note that you are responsible for the entire content of the filing and you may not use language that could be interpreted as a disclaimer of the information contained in the filing.

Recent Sales of Unregistered Securities, page 35

5. In future filings, please identify the persons or class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

Management's Discussion and Analysis, page 37

6. You state on page 51 that if you are unable to stay enforcement of the judgment in the Kuhns litigation pending your appeal, you will be forced to pay the $7,197,794 judgment immediately, which payment would have a material adverse effect on your liquidity. Please describe in future filings in detail how such payment will impact your liquidity, financial condition, or results of operations. For example, we note from page 57 of the March 31, 2009 Form 10-Q that you attempted to issue shares in lieu of posting a cash bond, but such attempt was ultimately terminated. It is also not clear why and how you have allocated the total $7,197,794 to expense, deferred commission on long term notes, and additional paid in capital, as described on page F-35 of the Form 10-K. Please explain. Please also tell us, and disclose in future filings, whether you expect to pay the judgment using cash transferred out of China and if so, what the tax impact is. Please revise future filings to present the $7,197,794 within current

liabilities, since the plaintiffs could execute the judgment against you at any time. Refer to Rule 5-02.20 of Regulation S-X.

Critical Accounting Policies, page 52

7. We note that Copperweld domestic and UK businesses have substantially lower gross margins than the Fushi Chinese businesses. We also note that the Chinese businesses are consistently profitable whereas the Copperweld businesses have generated losses both before and after the acquisition. Further, it appears that the Chinese businesses have substantially greater cash reserves than the domestic and UK businesses and that Copperweld has recently defaulted on its debt. We also note the inability of the company to post the $6.1 million bond required by the U.S. District Court. Consequently, a substantive and informative analysis in your response letter and in future filings is required to clearly explain to readers how the presentation of a single reportable segment complies with SFAS 131 in light of these issues. Absent disaggregated disclosure, it is not clear how readers can assess the ability of the domestic and UK businesses to meet their financial obligations. Note also the guidance in Section 501.13.b.1 of the Financial Reporting Codification regarding the required disclosure of cash requirements pertaining to foreign and domestic subsidiaries.

8. In future filings, please revise your MD&A to present a table of contractual obligations pursuant to Item 303(a)(5) of Regulation S-K. Include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments. To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.

Item 9A. Controls and Procedures, page 55

9. Please tell us why the material weakness you describe on page 56 was limited to only one area of the financial statements of cash disbursements. It appears the nature of such material weakness, that is, not adhering to controls as designed to ensure timeliness and accuracy, as well as the general nature of your remediation activities, could be so pervasive as to appear in other areas of the financial statements. Please also address this comment as it relates to the significant deficiency you have identified.

10. Please revise future filings to disclose in detail the nature of the material weakness and significant deficiency. That is, discuss how they emerged, quantify the impact it had on the preliminary financial statements, if any, and how it was identified and resolved. Provide this information in your response letter. Also, please tell us whether you assessed the possibility of errors in the prior quarterly filings.

11. We note your statement that "[o]ther than as described above, management does not believe that there have been any other changes in the Company's internal control over financial reporting during the year ended December 31, 2008, which have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting." In future filings, please state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please also note that the disclosure should be for the most recently completed quarter presented in the periodic report.

Note 2 – Summary of Significant Accounting Policies, page F-7

12. You discuss on page F-9 your major suppliers, and we note from the face of the balance sheet the dramatic increase in this balance during 2008. Given the material impact it has on your cash flows, please revise future filings as applicable to discuss the specific business, competitive, and economic factors necessitating such advances. The disclosure on page F-18 that vendors require a certain amount to be deposited with them as a guarantee that the Company will receive their purchase on a timely basis does not explain the material fluctuations from year to year. The ratio of the sum of inventory and advances to suppliers to quarterly cost of goods sold is 128% at March 31, 2009, 85% at December 31, 2008, and 43% at December 31, 2007. Please explain to us, and in future filings, the specific causes of the increases. Refer to Section 501.13.b of the Financial Reporting Codification.

13. Please tell us the business purpose for substantially increasing your investments in inventory and advances, given that you do not have the cash to pay the $7.2 million judgment, you are defaulting on debt covenants, and sales are down. For example, you may tell us whether: i) you are contractually obligated to keep buying, ii) you believe it is a good time to buy since prices are down, iii) suppliers are demanding higher advances and if so why, or iv) suppliers are tightening their credit terms. We note accounts payable decreased between December 31, 2008 and March 31, 2009, whereas inventory significantly increased. Please tell us the business purpose of paying off the suppliers faster while the Company takes much longer to collect from its customers. Please tell us, and disclose in future filings, why the Company does not negotiate payment terms with its suppliers that are

more consistent with the long payment terms given to customers. Please quantify the changes in customer and supplier payment terms for each period presented. Also, given the material impact on liquidity, disclose and explain variances in the inventory and inventory advances turnover ratio and the accounts payable turnover ratio for all periods presented in future filings.

Note 5 – Plant and equipment, page F-18

14. Please tell us about the specific projects that materially comprise the December 31, 2008 construction in progress (CIP) balance. The asset comprises over 25% of net property and equipment but there is no informative disclosure concerning this activity or the attendant impact of the new facilities on production capacities and financing requirements. For each material project, describe the business purpose and identify the construction commencement date and the expected completion date. Describe the costs classified to this account and clearly distinguish these costs from repairs and maintenance costs. Further, please quantify the repairs and maintenance expense that has been recognized in each of the last three fiscal years. Also, please clarify how the disclosed 2008 additions, dispositions, and transfers from CIP can be reconciled with the reported $39.2 million increase in gross property and equipment. Such disclosures should also be provided in future filings. See Items 102 and 303(a)(1)(2)(i) of Regulation S-K.

Note 8 – Prepaid taxes, Taxes Payable and Deferred Tax Asset, page F-19

15. You state on page F-21 that Fushi was incorporated in the United States and have incurred net operating losses for income tax purposes since inception, but that management believes that the realization of the benefits related to the use of net operating loss carryforwards can be used by your US operating subsidiary in future periods because expectations are that Copperweld will have taxable income in future periods. However, you disclose on page F-20 that Fushi, Fushi Holdings, Copperweld Bimetallics Holdings, LLC and Copperweld Bimetallics, LLC have incurred net operating losses for income tax purposes since inception. Therefore, please tell us the basis for your statement that you expect to realize future taxable income when taxable income has never been generated.

16. You also state on page F-21 that based on your review, no valuation allowance for deferred tax assets was necessary as of December 31, 2008. Please tell us and disclose in future filings: (1) the specific positive and negative factors described in paragraphs 20-25 of SFAS 109 that you considered in concluding that the valuation allowance should be zero, given your disclosure that certain of your subsidiaries have incurred net operating losses since inception and the fact that you have generated increasing consolidated pre-tax financial income in each of the three prior periods; (2) the amount of taxable income that the US companies must generate in order to recover the $9,430,554 deferred tax asset balance at

March 31, 2009; (3) the actual amount of cumulative taxable income (loss) that the US companies have generated since inception; (4) whether you expect to book a valuation allowance at June 30, 2009; (5) whether a valuation allowance could cause you to violate any debt covenants; (6) why there are no deferred tax liabilities for book/tax differences, such as depreciation; and (7) paragraph 44 of SFAS 109 disclosures to warn investors about the material tax consequences if you need to repatriate earnings from China. This information is material since the tax benefits have been material to 2007, 2008 and 2009 net income. Refer to Section 501.14 of the Financial Reporting Codification.

Note 18 – Business combinations, page F-34

17. You state you determined the fair value of the acquired assets of Copperweld based on an independent appraisal. Please revise your disclosure in future filings to identify the third party and provide its consent as an exhibit to the filing in accordance with Rule 436(a) of Regulation C.

Form 10-Q for the period ended March 31, 2009

Management's Discussion and Analysis, page 39

18. We note the material amounts of derivative liability gains and losses recognized during the period. In future filings, please expand MD&A to specifically identify the market changes that can reasonably be expected to precipitate loss recognition. For example, please disclose whether a decline in market interest rates can generate losses on your derivative hedge. Disclose also whether an increase in your stock price can generate losses on your warrant and conversion option derivatives. See Section 501.02 of the Financial Reporting Codification.

Liquidity and Capital Resources, page 55

19. Given the material impact of receivables variances on operating cash flow, please tell us and expand the liquidity section in future filings to quantify the days sales outstanding ratio for each period presented and explain the reasons for the increases, as we note that DSO has increased from 57 days at March 31, 2008, to 109 days at December 31, 2008, to 113 days at March 31, 2009. In your response and in future filings, please: (1) quantify the standard number of days you give customers to pay; (2) quantify changes in these terms during the periods presented; (3) describe changes in the aging of the receivables portfolio for the periods presented; (4) reconcile item (3) with the disclosure on page 54 of the Form 10-K that "rarely" do accounts receivable go uncollected beyond 90 days; and (5) disclose your policy for writing-off receivables, for example, after 120 days, 180 days, etc. See Section 501.05 of the Financial Reporting Codification. Please explain to us why March 31, 2009 accounts receivable substantially

exceeds sales for the quarter and fully describe for us the procedures that you use to ensure that revenues are recorded in the proper period, including a discussion of whether every sales transaction has a formal written customer order that identifies the price and quantities of product and payment terms.

Note 18 – Subsequent events, page 38

20. We note from page 58 that Copperweld reported a fixed charge ratio of -2.97 to 1.0 which resulted in Copperweld being in default under the credit line as of March 31, 2009. We assume this was the sole violation of the "certain financial covenants" under the terms of the line of credit agreement with Wells Fargo described herein. If so, please revise future filings to state the requirement for the fixed charge ratio, as well as to name any other critical financial covenants and quantify their requirements. Please tell us whether you expect to be in compliance with these ratios for the quarter ended June 30, 2009, and if not, the consequences thereof.

Item 3. Quantitative and Qualitative Disclosures about Market Risk, page 60

21. You state on page 61 that the fair value of the cross currency swap is determined on an annual basis with the assistance of third party provided calculations. Please revise your disclosure in future filings to identify the third party and provide its consent as an exhibit to the filing in accordance with Rule 436(a) of Regulation C.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 11

Compensation Discussion and Analysis, page 11

22. We note your statement that you used Weil Gotshal & Manges LLP's consultant services and research data to set compensation for Christopher Finley and James Todd at levels targeted at or around the average of the compensation amounts provided to executives at comparable local companies considering, for each individual, their individual experience level related to their position with you. It appears as if you engaged in benchmarking with respect to the compensation for these executive officers. In future filings where you engage in benchmarking, please clearly state whether you have engaged in benchmarking of total compensation or any material element of compensation, identifying the benchmark and the component companies as well as where compensation fell within benchmarked parameters. See Item 402(b)(2)(xiv) of Regulation S-K.

23. We note that you adjusted several base salaries in 2008. In future filings, please disclose the factors considered in decisions to increase base salaries. See Item 402(b)(2)(ix) of Regulation S-K.

24. In future filings, please clearly state why you choose to pay annual cash incentives and long-term incentive compensation and how you determine the amounts for these types of awards. For example, we note that the annual cash bonuses are "subject to overall performance and results on objectives as outlined by the Board" and that Messrs. Fu and Wang were granted bonuses based on the "achievement of certain qualitative individual leadership objectives." Regarding long-term incentive compensation, we note that "the Committee evaluates previously set specific milestones, largely comprised of measurable business metrics which can be impacted by management" and that "the Committee also takes into account the individual's position, scope of responsibility, ability to affect probability, and the value of the option grants in relation to other elements of the total compensation." To the extent these forms of compensation are structured and implemented to reflect specific items of your corporate performance or an executive officer's individual performance or contribution, please disclose the these goals and the actual results achieved. To the extent discretion is used to adjust an award, please specifically disclose so in accordance with Item 402(b)(2)(vii) of Regulation S-K. See Item 402(b)(2)(v)-(vii) of Regulation S-K.

25. We note that you provide certain perquisites and additional benefits to executive officers. In future filings, please briefly describe these perquisites and additional benefits and disclose them in the Summary Compensation Table if so required.

26. Please include a footnote to the Option Awards column in the Summary Compensation Table disclosing all assumptions made in the valuation of these awards. See Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

27. In future filings where your executive officers have outstanding equity awards at the end of the fiscal year, such as securities underlying unexercised options that are exercisable, please include an Outstanding Equity Awards At Fiscal Year-End Table pursuant to Item 402(f) of Regulation S-K.

28. In future filings where you award stock or options to your executive officers, please include an Option Exercises and Stock Vested Table pursuant to Item 402(g) of Regulation S-K.

29. We note that you have entered into Employment Agreements with your executive officers and that these employment agreements provide certain payments upon termination. In future filings, please disclose this information pursuant to Item 402(j) of Regulation S-K. Also discuss how these arrangements fit into your

overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See Item 402(b)(1)(v) of Regulation S-K.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 20

30. In future filings, please disclose the policies and procedures for the review, approval, or ratification of any related party transaction. See Item 404(b) of Regulation S-K.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or, in her absence, Craig Slivka at (202) 551-3729, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief